Exhibit 99.1

HIGHLIGHTS

TORM’s results in the first quarter reflect the Company’s strong operating performance in a product tanker market where a significant recovery started in the fourth quarter of 2018. We made a profit before tax of USD 23.5m in the first quarter of 2019, the strongest quarterly result in three years, and the bookings so far in the second quarter indicate a continued positive product tanker market,“ says Executive Director Jacob Meldgaard and adds: “We have extended our scrubber commitment with an additional 13 units, which will bring the total number of scrubber-fitted vessels to 34, or close to half of our fleet. With this balanced approach, TORM is well-positioned to reap the benefits of the increased demand for clean petroleum products expected from the implementation of the IMO 2020 regulation.”

RESULT
EBITDA[1] for the first quarter of 2019 was USD 61.5m (2018, same period: USD 37.3m). The profit before tax amounted to USD 23.5m (2018, same period: USD 1.1m). Cash flow from operating activities was positive at USD 55.4m in the first quarter of 2019 (2018, same period: USD 18.0m), and earnings per share (EPS) was 31 cents (2018, same period: 1 cent). Return on Invested Capital[2] (RoIC) was 8.8% (2018, same period: 2.4%).

MARKET CONDITIONS
In the first quarter of 2019, TORM achieved TCE rates of USD/day 17,949 (2018, same period: USD/day 14,225). The product tanker freight rates started the first quarter of 2019 at strong levels last seen in 2016 before softening throughout the quarter as spring refinery maintenance gained pace.

VESSEL TRANSACTIONS
During the first quarter of 2019, TORM entered into agreements to sell two older vessels: the MR vessels TORM Amazon (built in 2002) and TORM Cecilie (built in 2001). The two vessels were sold for a total consideration of USD 15m, and a total debt of USD 9m was repaid in connection with the vessel sales. TORM Amazon was delivered to its new owners during the first quarter of 2019, and TORM Cecilie was delivered during the second quarter of 2019. As of 31 March 2019, excluding TORM Cecilie that is held for sale, TORM’s fleet consists of 69 owned vessels, three chartered vessels and nine vessels on order.

IMO 2020 SULFUR REGULATION
In April 2019, TORM decided to install 13 additional scrubbers through retrofit installations. These new scrubbers will be produced by the joint venture ME Production China, in which TORM holds an ownership stake of 27.5%. Including the 13 additional scrubbers, TORM has committed to scrubber installations on 34 vessels, or close half of our fleet. The remaining newbuilding program with scrubbers and retrofit installations will be delivered throughout 2019 and the first quarter of 2020. TORM will finance the scrubber installations through a combination of additional debt and cash-in-hand. 32 of the 34 scrubbers will be installed ahead of the IMO 2020 deadline.

1 See Glossary on pages 23-27 for a definition of EBITDA.
2 See Glossary on pages 23-27 for a definition of RoIC.

Torm interim results for the three MONTHS ENDED 31 March 2019

HIGHLIGHTS

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,599m as of 31 March 2019. Compared to broker valuations as of 31 December 2018, the market value of the fleet decreased by USD 62m (~4%) when adjusted for sold vessels.

LIQUIDITY
As of 31 March 2019, TORM’s available liquidity was USD 438m consisting of USD 155m in cash, USD 237m in undrawn credit facilities and USD 46m in undrawn credit facilities subject to documentation. As of 31 March 2019, net interest-bearing debt[3] amounted to USD 584m and TORM's net loan-to-value (LTV)[4] ratio was 52%.

ORDER BOOK AND CAPEX
The book value of the fleet was USD 1,412m as of 31 March 2019 excluding outstanding installments on the newbuildings of USD 258m. The outstanding installments include payments for scrubbers related to these vessels. As of 31 March 2019, TORM’s order book stood at nine newbuildings covering two LR1 and seven MR vessels. The LR1 and the MR vessels are expected to be delivered in 2019 and the first quarter of 2020.

NAV AND EQUITY
Based on broker valuations as of 31 March 2019, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 829m. This corresponds to a NAV/share[6] of USD 11.2 or DKK 74.5. TORM’s book equity amounted to USD 867m as of 31 March 2019. This corresponds to a book equity/share[7] of USD 11.7 or DKK 77.9.

COVERAGE
As of 31 March 2019, 11% of the remaining total earning days in 2019 were covered at an average rate of USD/day 16,311. As of 7 May 2019, 58% of the total earning days in the second quarter of 2019 were covered at USD/day 16,248. 22% of the total earning days in the second to the fourth quarter of 2019 were covered at USD/day 16,026.

3 See Glossary on pages 23-27 for a definition of net interest-bearing debt.
4 See Glossary on pages 23-27 for a definition of loan-to-value.
5 See Glossary on pages 23-27 for a definition of NAV.
6 See Glossary on pages 23-27 for a definition of NAV/share.
7 See Glossary on pages 23-27 for a definition of Book equity/share.
Torm interim results for the three MONTHS ENDED 31 March 2019

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Torm interim results for the three MONTHS ENDED 31 March 2019

KEY FIGURES

USDm	Q1 2019	Q1 2018	FY 2018
INCOME STATEMENT
Revenue	186.4	163.1	635.4
Time charter equivalent earnings (TCE) ¹⁾	116.6	96.5	352.4
Gross profit ¹⁾	73.9	48.9	169.5
EBITDA ¹⁾	61.5	37.3	120.5
Operating profit/(loss) (EBIT)	32.2	9.0	2.8
Financial items	-8.7	-7.9	-36.0
Profit/(loss) before tax	23.5	1.1	-33.2
Net profit/(loss) for the year/period	23.2	0.7	-34.8

BALANCE SHEET
Non-current assets	1,426.6	1,435.2	1,445.1
Total assets	1,716.6	1,736.8	1,714.4
Equity	866.5	892.2	847.2
Total liabilities	850.1	844.6	867.2
Invested capital ¹⁾	1,445.6	1,464.4	1,469.4
Net interest-bearing debt ¹⁾	584.1	577.0	627.3
Cash and cash equivalents	155.3	173.6	127.4

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 23-27.

	Q1 2019	Q1 2018	FY 2018

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	62.6%	59.2%	55.4%
Gross profit	39.6%	30.0%	26.6%
EBITDA	33.0%	22.9%	19.1%
Operating profit/(loss)	17.3%	5.5%	0.5%
Return on Equity (RoE)	10.8%	0.3%	-4.3%
Return on Invested Capital (RoIC)	8.8%	2.4%	0.1%
Equity ratio	50.5%	51.4%	49.4%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.31	0.01	-0.48
Diluted earnings/(loss) per share	0.31	0.01	-0.48
Net Asset Value per share (NAV/share) ²⁾	11.2	11.6	11.6
Stock price in DKK, end of period ³⁾	50.0	44.6	43.9
Number of shares end of period (million) ⁴⁾	73.9	73.9	73.9
Number of shares weighted average (million) ⁴⁾	73.9	67.9	73.1

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 23-27.
²⁾ Based on broker valuations as of 31 March 2019, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

Torm interim results for the three MONTHS ENDED 31 March 2019

THE PRODUCT TANKER MARKET

Product tanker freight rates remained strong at the start of the first quarter of 2019, following a positive market reversal towards the end of 2018. Rates softened throughout the quarter as spring refinery maintenance gained pace, including some refineries preparing for the IMO 2020 regulation. In general, freight rates were slightly stronger in the eastern hemisphere than in the West.

Growth in global demand for clean petroleum products (CPP) gained momentum in the first quarter of 2019 after a weak end to 2018. Global refinery margins remained below seasonal averages for most of the quarter, driven by weak gasoline cracks which started the year in negative territory in several of the benchmark regions. Margins improved somewhat during the quarter as a result of planned maintenance and unplanned outages at refineries. For the product tanker market, most of the important CPP price arbitrage spreads were open during the first half of the quarter, supporting long-haul trade. However, the price spreads narrowed as the quarter progressed, and some of the arbitrage flows lost momentum. On the supply side, the quarter started with a more supportive balance after a considerable number of clean-trading LR2 vessels opted for the dirty market in late 2018.

In the West, rates were generally very volatile. The quarter started with high gasoline flows to West Africa ahead of the national elections in February. These flows dropped after the elections before picking up strongly again towards the end of March. The start of the refinery maintenance season in the US, which coincided with temporary Mexican pipeline issues that significantly reduced imports, resulted in lower US exports and subsequently a softening in freight rates. Towards the end of the quarter, the Atlantic market was supported by market disruptions in the US, including fires at three large refineries, flooding in the Midwest that impacted ethanol production and closures at the Houston ship channel that disrupted refinery operations and incentivized gasoline flows from Europe to the US. Naphtha flows from the West to Asia were at relatively strong levels ahead of the onset of the maintenance season within the Asian petrochemical industry towards the end of the quarter.

In the East, open arbitrage windows for middle distillates boosted trade flows from both the Middle East and Asia to the West and supported rates, althrough arbitrage possibilities declined as the quarter progressed and planned spring refinery maintenance gained momentum. Maintenance was particularly pronounced in India, with several diesel-focused units affected, reducing exports from the country. Similarly, increasing refinery maintenance in the Middle East reduced exports from the region as the quarter progressed. Strong diesel arbitrage economics between the East and the West incentivized an increased number of newbuilt crude tankers to take CPP on their maiden voyages from the East to the West. The impact was intensified by a frontloaded crude tanker newbuilding program for 2019, with deliveries in the first quarter being particularly high.

The global product tanker fleet (above 25,000 dwt) grew by 1.6% in the first quarter of 2019 (source: TORM). The first quarter is expected to be the highest quarter in 2019 in terms of newbuilding deliveries for both product tankers and crude tankers.

During the first quarter of 2019, TORM’s product tanker fleet realized average TCE earnings of USD/day 17,949 (26% up year on year), and split per vessel class:

• LR2 fleet at USD/day 22,469 (50% up year on year)
• LR1 fleet at USD/day 18,089 (24% up year on year)
• MR fleet at USD/day 16,765 (17% up year on year)
• Handysize fleet at USD/day 18,875 (59% up year on year)

TORM’s gross profit for the first quarter of 2019 was USD 73.9m (2018, same period: USD 48.9m).

Outlook

•	As of 31 March 2019, TORM had covered 11% of the remaining earning days in 2019 at USD/day 16,311
•
As of 7 May 2019, TORM had covered 58% of the remaining  earning days in the second quarter of 2019 at USD/day 16,248 and. 22% of the total remaining earning days in the second to fourth quarter of 2019 at USD/day 16,026

•	As 15,936 earning days in 2019 are unfixed as of 7 May 2019, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 15.9m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.
Torm interim results for the three MONTHS ENDED 31 March 2019

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 31 MARCH 2019

	2019	2020	2021
Owned days
LR2	2,918	3,962	3,936
LR1	1,912	3,274	3,265
MR	13,242	18,811	18,936
Handysize	1,341	1,795	1,815
Total	19,413	27,843	27,952

Chartered-in and leaseback days at fixed rate
LR2	274	324	363
LR1	-	-	-
MR	547	668	726
Handysize	-	-	-
Total	821	993	1,089

Total physical days
LR2	3,191	4,286	4,299
LR1	1,912	3,274	3,265
MR	13,789	19,480	19,662
Handysize	1,341	1,795	1,815
Total	20,234	28,835	29,041

Fair value of freight rate contracts that are mark-to-market in the income statement:
Contracts not included above: USD 0m
  Contracts included above: USD -0.3m

	2019	2020	2021
Covered, %
LR2	29%	16%	2%
LR1	8%	-	-
MR	7%	-	-
Handysize	4%	-	-
Total	11%	2%	0%

Covered days
LR2	920	697	70
LR1	149	-	-
MR	1,008	-	-
Handysize	52	-	-
Total	2,129	697	70

Coverage rates, USD/day
LR2	16,059	16,143	15,800
LR1	15,222	-	-
MR	16,469	-	-
Handysize	20,795	-	-
Total	16,311	16,143	15,800

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

Torm interim results for the three MONTHS ENDED 31 March 2019

EARNINGS DATA
USD	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Change Q1 18 – Q1 19	12-month avg.
LR2 vessels
Available earning days	1,012	1,089	917	1,009	1,045	3%
Spot rates ¹⁾	11,714	11,393	12,930	15,492	23,431	100%	16,010
TCE per earning day ²⁾	15,026	14,190	15,420	17,162	22,469	50%	17,337
Operating days	1,030	1,154	1,034	1,090	1,080	5%
Operating expenses per operating day³⁾	6,750	6,765	6,081	6,230	6,392	-5%	6,366
LR1 vessels
Available earning days	629	628	640	587	590	-6%
Spot rates ¹⁾	14,638	11,805	10,126	15,403	17,991	23%	13,761
TCE per earning day ²⁾	14,635	11,403	11,485	14,534	18,089	24%	13,790
Operating days	630	637	644	644	630	0%
Operating expenses per operating day³⁾	6,853	7,166	6,807	6,328	6,508	-5%	6,781
MR vessels
Available earning days	4,492	4,624	4,502	4,564	4,414	-2%
Spot rates ¹⁾	14,083	12,272	9,569	14,072	16,768	19%	13,213
TCE per earning day ²⁾	14,320	13,005	10,051	13,993	16,765	17%	13,436
Operating days	4,680	4,732	4,784	4,683	4,453	-5%
Operating expenses per operating day³⁾	6,612	6,434	6,173	6,160	6,473	-2%	6,307
Handysize vessels
Available earning days	646	637	643	524	450	-30%
Spot rates ¹⁾	11,540	11,708	7,070	9,497	19,492	69%	11,242
TCE per earning day ²⁾	11,905	11,887	6,669	9,306	18,875	59%	11,195
Operating days	656	637	644	562	454	-31%
Operating expenses per operating day³⁾	5,963	6,665	6,080	6,090	6,251	5%	6,219
Total
Available earning days	6,778	6,978	6,702	6,684	6,499	-4%
Spot rates ¹⁾	13,770	12,193	9,919	13,961	17,897	30%	13,411
TCE per earning day ²⁾	14,225	12,944	10,598	14,152	17,949	26%	13,870
Operating days	6,996	7,160	7,106	6,979	6,617	-5%
Operating expenses per operating day³⁾	6,593	6,573	6,209	6,181	6,448	-2%	6,352
¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses. ³⁾ Operating expenses are related to owned vessels.

Torm interim results for the three MONTHS ENDED 31 March 2019

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT

The table shows TORM’s operating fleet as of 31 March 2019. In addition to the 70 owned product tankers on the water, TORM has leased and chartered-in three product tankers. One of the 70 vessels is held for sale and will be delivered in Q2 2019.

As of 31 March 2019, TORM had nine newbuildings on order including two LR1 vessels and seven MR vessels with expected delivery in 2019 through the first quarter of 2020.

	Q4 2018	Changes	Q1 2019	Changes	2019	Changes	2020	Changes	2021
Owned vessels
LR2	11	-	11	-	11	-	11	-	11
LR1	7	-	7	2	9	-	9	-	9
MR	48	-1	47	5	52	1	53	-	53
Handysize	6	-1	5	-	5	-	5	-	5
Total	72	-2	70	7	77	1	78	-	78

Chartered-in and leaseback vessels
LR2	1	-	1	-	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	-	2	-	2	-	2	-	2
Handysize	-	-	-	-	-	-	-	-	-
Total	3	-	3	-	3	-	3	-	3

Total fleet	75	-2	73	7	80	1	81	-	81

Torm interim results for the three MONTHS ENDED 31 March 2019

VALUE CHAIN IN OIL TRANSPORTATION

The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel’s cargo tanks is required before a vessel can transport clean products again. In 2018, 93% of TORM's turnover was generated from clean products transportation.

TORM’s integrated operating platform with in-house technical and commercial management enhances responsiveness to customers’ demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM’s ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company’s shareholders and other stakeholders. TORM has supported the UN Global Compact since 2009 and is committed to supporting the UN Sustainable Development Goals.

The interaction with key stakeholders is described in the Annual Report 2018 on pages 17-19 under “Strategic Ambition and Business Model”. For more information on broader value generation and TORM’s Corporate Social Responsibility (CSR) policy, please see pages 30-39 of the Annual Report 2018.
Torm interim results for the three MONTHS ENDED 31 March 2019

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the three months ended 31 March 2019 was USD 73.9m (2018, same period: USD 48.9m). The increase was due to higher freight rates along with lower operating expenses. Average TCE rate for the three months ended 31 March 2019 was USD/day 17,949 compared to USD/day 14,225 in the same period in 2018. Available earning days were 6,499 compared to 6,778 in the same period in 2018.
Administrative expenses for the three months ended 31 March 2019 were USD 12.4m (2018, same period: USD 12.2m).
The result before depreciation (EBITDA) for the three months ended 31 March 2019 was USD 61.5m (2018, same period: USD 37.3m). The increase is mainly due to higher freight rates.
Depreciation for the three months ended 31 March 2019 was USD 26.7m (2018, same period: USD 28.3m). The decrease in depreciation was mainly due to a USD 1.5m reduction as a consequence of increased estimated residual values on the vessels due to increased steel prices.
The primary operating result (EBIT) for the three months ended 31 March 2019 was a profit of USD 32.2m (2018, same period: profit of USD 9.0m).
Financial expenses for the three months ended 31 March 2019 were USD 9.8m (2018, same period: USD 9.4m).
The result after tax for the three months ended 31 March 2019 was a profit of USD 23.2m (2018, same period: profit of USD 0.7m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the three months ended 31 March 2019 was a loss of USD 4.4m (2018, same period: income of USD 3.7m), resulting in a total comprehensive income for the three months ended 31 March 2019 being an income of USD 18.8m (2018, same period: an income of USD 4.4m). The development in total comprehensive income is primarily driven by an increase in the net result for the period.

ASSETS
As of 31 March 2019, total assets amounted to USD 1,716.6m.

The carrying value of the fleet including prepayments was USD 1,411.9m as of 31 March 2019, excluding outstanding installments on the LR1 and MR vessels under construction of USD 258.0m. Based on broker valuations, TORM’s fleet including newbuildings and resale vessels had a market value of USD 1,598.8m as of 31 March 2019.

DEBT
As of 31 March 2019, net interest-bearing debt amounted to USD 584.1m. As of 31 March 2019, TORM was in compliance with the financial covenants.

EQUITY
As of 31 March 2019, TORM’s equity was USD 866.5m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.

LIQUIDITY
As of 31 March 2019, TORM’s available liquidity was USD 437.7m and consisted of cash and cash equivalents of USD 155.3m and undrawn credit facilities of USD 282.4m. The undrawn credit facilities consisted of a USD 75.0m working capital facility, a USD 87.8m facility financing four MR vessels under construction, a USD 73.7m facility financing two LR1 and one MR vessels under construction and a USD 45.9m facility subject to documentation financing two MR vessels under construction.

As of 31 March 2019, TORM had CAPEX commitments of USD 258.0m all related to the LR1 and MR vessels under construction.

CASH FLOW
Cash flow from operating activities for the three months ended 31 March 2019 amounted to USD 55.4m (2018, same period: USD 18.0m). The increase is primarily driven by a higher operating result and cash inflow from working capital.

Cash flow from investing activities for the three months ended 31 March 2019 was USD -12.3m (2018, same period: USD -72.5m). The change is mainly driven by a lower newbuilding CAPEX.

Cash flow from financing activities for the three months ended 31  March 2019 was USD -15.1m (2018, same period: USD 94.8m). The main reason for the high amount in Q1 2018 was the January 2018 capital increase (USDm 100). Other factors are a lower amount of net borrowing and a lower amount of repayments.
Torm interim results for the three MONTHS ENDED 31 March 2019

RELATED PARTY TRANSACTIONS
There have been no related party transactions during the three months ended 31 March 2019.

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of 2019. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2018 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases

•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 19 of the Annual Report 2018.

DIVIDENDS
In line with the Company’s Distribution Policy, no dividend will be paid in connection with the results for the three months ended 31 March 2019.

On behalf of TORM plc
Christopher H. Boehringer
Chairman of the Board of Directors
14 May 2019
Torm interim results for the three MONTHS ENDED 31 March 2019

REsponsibility statement

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first three months and description of principal risks and uncertainties for the remaining nine months of the year); and

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

By order of the Board of Directors:

Jacob Meldgaard
Executive Director
14 May 2019

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.
Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q1 2019	Q1 2018	FY 2018
Revenue		186.4	163.1	635.4
Port expenses, bunkers and commissions		-69.8	-66.6	-283.0
Charter hire		-	-1.5	-2.5
Operating expenses	1	-42.7	-46.1	-180.4
Profit from sale of vessels		0.1	0.6	0.8
Administrative expenses	1, 2	-12.4	-12.2	-47.8
Other operating expenses		-0.1	-	-2.0
Share of profit/(loss) from joint ventures		-	-	0.2
Impairment losses on tangible assets	2, 4	-2.6	-	-3.2
Depreciation	2	-26.7	-28.3	-114.5

Operating profit/(loss) (EBIT)		32.2	9.0	2.8

Financial income		1.1	1.5	3.3
Financial expenses		-9.8	-9.4	-39.3

Profit/(loss) before tax		23.5	1.1	-33.2

Tax		-0.3	-0.4	-1.6

Net profit/(loss) for the period		23.2	0.7	-34.8

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.31	0.01	-0.48
Diluted earnings/(loss) per share (USD)		0.31	0.01	-0.48

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q1 2019	Q1 2018	FY 2018

Net profit/(loss) for the year	23.2	0.7	-34.8

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.4	-0.1	-0.3
Fair value adjustment on hedging instruments	-4.7	5.1	-6.7
Fair value adjustment on hedging instruments transferred to income statement	-0.1	-1.3	-0.3
Other comprehensive income/(loss) after tax ¹⁾	-4.4	3.7	-7.4

Total comprehensive income/(loss) for the year	18.8	4.4	-42.2

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED BALANCE SHEET

USDm	Note	31 March 2019	31 March 2018	31 December 2018
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		10.6	-	-
Vessels and capitalized dry-docking	2	1,364.3	1,372.1	1,396.6
Prepayments on vessels	3	47.6	60.7	45.5
Other plant and operating equipment		3.8	2.1	3.0
Total tangible fixed assets		1,426.3	1,434.9	1,445.0

Financial assets
Investments in joint ventures		0.3	0.3	0.1
Total financial assets		0.3	0.3	0.1

Total non-current assets		1,426.6	1,435.2	1,445.1

CURRENT ASSETS
Bunkers		35.9	36.2	39.4
Freight receivables		78.4	71.5	86.0
Other receivables		8.2	14.7	7.5
Prepayments		5.5	5.6	2.9
Cash and cash equivalents		155.3	173.6	127.4
Current assets, excluding assets held-for-sale		283.3	301.6	263.1

Assets held-for-sale	4	6.7	-	6.2

Total current assets		290.0	301.6	269.3

TOTAL ASSETS		1,716.6	1,736.8	1,714.4

USDm	Note	31 March 2019	31 March 2018	31 December 2018
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		97.1	97.1	97.1
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		-4.5	11.1	0.3
Translation reserves		0.3	0.2	-0.1
Retained profit		775.8	786.0	752.1
Total equity		866.5	892.2	847.2

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	44.9	44.9
Mortgage debt and bank loans	5	605.1	635.5	633.0
Finance lease liabilities		29.4	24.5	22.1
Total non-current liabilities		679.4	704.9	700.1

CURRENT LIABILITIES
Mortgage debt and bank loans	5	93.8	82.9	91.3
Finance lease liabilities		6.1	3.0	3.2
Trade payables		31.3	23.7	35.1
Current tax liabilities		1.0	1.4	1.0
Other liabilities		38.5	28.5	36.5
Deferred income		-	0.2	0.1
Total current liabilities		170.7	139.7	167.1

Total liabilities		850.1	844.6	867.2

TOTAL EQUITY AND LIABILITIES		1,716.6	1,736.8	1,714.4

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Accounting policies	9

Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 MARCH

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	23.2	23.2
Other comprehensive income/(loss) for the period	-	-	-	-4.8	0.4	-	-4.4
Total comprehensive income/(loss) for the period	-	-	-	-4.8	0.4	23.2	18.8

Share-based compensation	-	-	-	-	-	0.5	0.5
Total changes in equity for the period	-	-	-	-4.8	0.4	23.7	19.3

Equity as of 31 March 2019	0.7	97.1	-2.9	-4.5	0.3	775.8	866.5

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2018, as shown in the consolidated financial statements	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	0.7	0.7
Other comprehensive income/(loss) for the period	-	-	-	3.8	-0.1	-	3.7
Total comprehensive income/(loss) for the period	-	-	-	3.8	-0.1	0.7	4.4

Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-		-	-	-	0.4	0.4
Total changes in equity for the period	0.1	97.1	-	3.8	-0.1	1.1	102.0

Equity as of 31 March 2018	0.7	97.1	-2.9	11.1	0.2	786.0	892.2

Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1 2019	Q1 2018	FY 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	23.2	0.7	-34.8

Adjustments:
Reversal of profit from sale of vessels	-0.1	-0.6	-0.7
Reversal of amortization and depreciation	26.7	28.3	114.5
Reversal of impairment loss on tangible assets	2.6	-	3.2
Reversal of share of profit/(loss) from joint ventures	-	-	-0.2
Reversal of financial income	-1.1	-1.5	-3.3
Reversal of financial expenses	9.8	9.4	39.3
Reversal of tax expenses	0.3	0.4	1.6
Reversal of other non-cash movements	0.2	0.6	2.0

Dividends received from joint ventures	-	-	0.4
Interest received and realized exchange gains	0.9	1.2	2.7
Interest paid and realized exchange losses	-9.6	-10.1	-39.8
Income taxes paid	-	-0.2	-1.6
Change in bunkers, receivables and payables, etc.	2.5	-10.2	-12.7

Net cash flow from operating activities	55.4	18.0	70.8

USDm	Q1 2019	Q1 2018	FY 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investments in tangible fixed assets	-26.0	-79.7	-202.4
Investments in equity interests and securities	-0.3	-	-
Sale of tangible fixed assets	14.0	7.2	26.8

Net cash flow from investing activities	-12.3	-72.5	-175.6

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	-	28.7	114.5
Borrowing, financial leases	11.6	-	-
Repayment, mortgage debt	-25.5	-31.3	-110.8
Repayment, finance lease liabilities	-1.3	-0.7	-2.9
Capital increase	-	100.0	100.0
Transaction costs capital increase	-	-2.8	-2.8
Change in restricted cash	0.1	0.9	-2.0

Net cash flow from financing activities	-15.1	94.8	96.0

Net cash flow from operating, investing and financing activities	28.0	40.3	-8.8

Cash and cash equivalents, beginning balance	124.1	132.9	132.9
Cash and cash equivalents, ending balance	152.1	173.2	124.1
Restricted cash equivalents	3.2	0.4	3.3
Cash and cash equivalents including restricted cash, ending balance	155.3	173.6	127.4

Torm interim results for the three MONTHS ENDED 31 March 2019

NOTES

NOTE 1 – STAFF COSTS

USDm	Q1 2019	Q1 2018	FY 2018

Included in operating expenses	2.0	2.4	9.3
Included in administrative expenses	9.6	9.9	36.9
Total staff costs	11.6	12.3	46.2

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 60.4m (31 March 2018: USD 66.1m, 31 December 2018: USD 67.5m).

The depreciation expense for the three months ended 31 March 2019 related to "Other plant and operating equipment" of USD 0.3m is included in the “Administrative expenses” (31 March 2018: USD 0.3m, 31 December 2018: USD 1.1m).

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report as of 31 December 2018 (please refer to Note 7 in the Annual Report 2018). Based on this, TORM has assessed that there are no impairment indicators noted as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 31 March 2019.

The impairment loss of USD 2.6m relates to specific vessels which have been reclassified to assets-held-for-sale to be delivered to the buyers during Q1 2019. These vessels have been written down to their fair value less costs to sell.

USDm	31 March 2019	31 March 2018	31 December 2018

Cost:
Balance as of beginning of period	1,886.3	1,726.6	1,726.6
Additions	10.5	62.2	162.7
Disposals	-5.6	-1.9	-30.2
Transferred from prepayments	-	43.4	81.8
Transferred to assets held-for-sale	-34.4	-	-54.6
Balance	1,856.8	1,830.3	1,886.3

Depreciation:
Balance as of beginning of period	327.6	258.5	264.8
Disposals	-5.6	-1.9	-30.2
Depreciation for the period	25.8	28.0	113.4
Transferred to assets held-for-sale	-14.1	-	-20.4
Balance	333.7	284.6	327.6

Impairment:
Balance as of beginning of period	162.1	173.6	167.3
Impairment losses on tangible fixed assets	2.6	-	3.2
Transferred to assets held-for-sale	-5.9	-	-8.4
Balance	158.8	173.6	162.1

Carrying amount	1,364.3	1,372.1	1,396.6

Of which finance leases as of 31 December	25.9	28.1	26.5

Torm interim results for the three MONTHS ENDED 31 March 2019

NOTE 3 – PREPAYMENTS ON VESSELS

USDm	31 March 2019	31 March 2018	31 December 2018

Balance as of beginning of period	45.5	88.4	88.4
Additions	2.1	15.7	38.9
Transferred to vessels	-	-43.4	-81.8
Carrying amount	47.6	60.7	45.5

NOTE 4 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first quarter of 2019, TORM sold two vessels, of which one was delivered to the new owner during the first quarter of 2019 and the other vessel in Q2 2019 (presented as “assets held-for-sale” as of 31 March 2019). The sales resulted in a profit from sale of USD 0.1m and an impairment loss on tangible assets of USD 2.6m.

NOTE 5 – MORTGAGE DEBT AND BANK LOANS

USDm	31 March 2019	31 March 2018	31 December 2018

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	94.7	83.7	92.2
Falling due between one and two years	85.5	88.7	87.6
Falling due between two and three years	390.4	84.1	343.4
Falling due between three and four years	10.0	399.3	96.9
Falling due between four and five years	32.9	20.5	10.0
Falling due after five years	90.2	46.8	99.4
Total	703.9	723.1	729.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 5.0m (31 March 2018: USD 4.7m, 31 December 2018: USD 5.1m), which are amortized over the term of the loans.

As of 31 March 2019, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2019.

During the first three months of 2019, TORM signed a financing agreement with ABN AMRO to increase the existing facility of USD 70.0m by USD 3.7m to finance scrubber installations on newbuildings.

The main conditions in the agreements are in line with the Company's existing loan agreements.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.
Torm interim results for the three MONTHS ENDED 31 March 2019

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 31 March 2019, TORM has contractual obligations regarding newbuilding commitments and chartered-in vessels of USD 258.0m and USD 0.0m respectively (31 March 2018: USD 242.4m and USD 1.4m, 31 December 2018: USD 258.0m and USD 0.0m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

On 17 April 2019, TORM delivered the MR tanker TORM Cecilie to its new owner. In the financial statements, TORM Cecilie is treated as an asset held-for-sale. The delivery results in a net loss from sale of vessels in TORM of USD 1.0m in 2019.

In April, TORM decided to install 13 additional scrubbers through retrofit installations. These new scrubbers will be produced by the joint venture ME Production China, in which TORM holds an ownership stake of 27.5%. Including the 13 additional scrubbers, TORM has committed to scrubber installations on up to 34 vessels.

NOTE 9 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2018 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-31 March 2019 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2018 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2019. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2018.

Implementation of IFRS 16
IFRS 16 “Leases” became effective as of 1 January 2019, and the standard has been implemented using the modified retrospective approach, where comparative information is not restated. TORM has in the past accounted for leaseback vessels as finance leases, and the implementation of IFRS 16 does not change the accounting for these vessels, which are presented as part of Vessels and capitalized dry-docking on the balance sheet. The impact of introducing IFRS 16 in TORM is limited to leasing agreements regarding office buildings and other administrative assets such as cars, office equipment, etc. The implementation of IFRS 16 requires capitalization of the related lease agreements, and the effect as of 1 January 2019 is a recognition of a right-of-use asset and leasing liability of USD 11.4m. The right-of-use assets are shown as part of Land and buildings and Other plant and operating equipment on the balance sheet. In the income statement for 2019 as a whole, TORM estimates that USD 2.6m will be reclassified from the line item “Administrative expenses” to “Depreciation” and approx. USD 0.3m will be reclassified from “Administrative expenses” to “Financial expenses”. The implementation of IFRS 16 will only have a minor negative effect on the Profit and Loss in 2019 but will improve the Alternative Performance Measure (APM) “EBITDA” by estimated USD 2.9m.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 31 March 2019, TORM’s available liquidity including undrawn facilities was USD 438m, TORM’s net debt was USD 584m and the net debt loan-to-value ratio was 52%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11.

The Board of Directors has considered the Group’s cash flow forecast and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation, taking reasonable changes in trading performance and vessel valuations into account, that the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern principle in preparing its financial statements.
Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	186.4	168.6	140.4	163.3	163.1
Port expenses, bunkers and commissions	-69.8	-74.0	-69.5	-72.9	-66.6
Charter hire	-	-	0.4	-1.4	-1.5
Operating expenses	-42.7	-43.1	-44.1	-47.1	-46.1
Profit from sale of vessels	0.1	0.2	-	-	0.6
Administrative expenses	-12.4	-12.6	-10.9	-12.1	-12.2
Other operating expenses	-0.1	0.2	-1.6	-0.6	-
Share of profit/(loss) from joint ventures	-	-	-	0.2	-
Impairment losses on tangible assets	-2.6	-1.9	-1.3	-	-
Depreciation	-26.7	-28.6	-28.7	-28.9	-28.3

Operating profit/(loss) (EBIT)	32.2	8.8	-15.3	0.5	9.0

Financial income	1.1	0.4	0.9	0.5	1.5
Financial expenses	-9.8	-10.2	-10.1	-9.6	-9.4

Profit/(loss) before tax	23.5	-1.0	-24.5	-8.6	1.1

Tax	-0.3	-0.5	-0.4	-0.3	-0.4

Net profit/(loss) for the period	23.2	-1.5	-24.9	-8.9	0.7

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.31	-0.02	-0.34	-0.12	0.01
Diluted earnings/(loss) per share (USD)	0.31	-0.02	-0.34	-0.12	0.01

Torm interim results for the three MONTHS ENDED 31 March 2019

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	23.2	-1.7	-24.9	-8.9	0.7

Adjustments:
Reversal of profit from sale of vessels	-0.1	-0.1	-	-	-0.6
Reversal of amortization and depreciation	26.7	28.6	28.7	28.9	28.3
Reversal of impairment loss on tangible assets	2.6	1.9	1.3	-	-
Reversal of share of profit/(loss) from joint ventures	-	-	-	-0.2	-
Reversal of financial income	-1.1	-0.4	-0.9	-0.5	-1.5
Reversal of financial expenses	9.8	10.4	10.1	9.6	9.4
Reversal of tax expenses	0.3	0.5	0.4	0.3	0.4
Reversal of other non-cash movements	0.2	0.5	0.3	0.6	0.6

Dividends received from joint ventures	-	-	-	0.4	-
Interest received and realized exchange gains	0.9	0.3	0.7	0.5	1.2
Interest paid and realized exchange losses	-9.6	-10.0	-9.7	-10.0	-10.1
Income taxes paid	-	-1.1	-0.2	-0.1	-0.2
Change in bunkers, receivables and payables, etc.	2.5	-19.5	12.5	4.5	-10.2

Net cash flow from operating activities	55.4	9.4	18.3	25.1	18.0

Torm interim results for the three MONTHS ENDED 31 March 2019

Condensed Consolidated STATEMENT OF Cash Flow PER QUARTER

USDm	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-26.0	-59.5	-16.7	-46.5	-79.7
Investments in equity interests and securities	-0.3	-	-	-	-
Sale of tangible fixed assets	14.0	19.6	-	-	7.2

Net cash flow from investing activities	-12.3	-39.9	-16.7	-46.5	-72.5

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	-	28.8	28.5	28.5	28.7
Borrowing, financial leases	11.6	-	-	-	-
Repayment, mortgage debt	-25.5	-33.3	-25.3	-20.9	-31.3
Repayment, finance lease liabilities	-1.3	-0.8	-0.7	-0.7	-0.7
Capital increase	-	-	-	-	100.0
Transaction costs capital increase	-	-	-	-	-2.8
Change in restricted cash	0.1	-2.9	-0.1	0.1	0.9

Net cash flow from financing activities	-15.1	-8.2	2.4	7.0	94.8

Net cash flow from operating, investing and financing activities	28.0	-38.7	4.0	-14.4	40.3

Cash and cash equivalents, beginning balance	124.1	162.8	158.8	173.2	132.9
Cash and cash equivalents, ending balance	152.1	124.1	162.8	158.8	173.2

Restricted cash equivalents	3.2	3.3	0.4	0.3	0.4
Cash and cash equivalents excluding restricted cash, ending balance	155.3	127.4	163.2	159.1	173.6

Torm interim results for the three MONTHS ENDED 31 March 2019

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE
Revenue

Gross profit %	=	Gross profit
Revenue

EBITDA %	=	EBITDA
Revenue

Operating profit/(loss)%	=	Operating profit/(loss) (EBIT)
Revenue

Return on Equity (RoE)%	=	Net profit/(loss) for the year
Average equity

Equity ratio	=	Equity
Total assets

Book equity/share	=	Equity
Total number of shares, excluding treasury shares

Earnings per share, EPS	=	Net profit/(loss) for the year
Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year
Average number of shares less average number of treasury shares

Torm interim results for the three MONTHS ENDED 31 March 2019

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report, and therefore we refer to the principles for these on pages 146-151 in the TORM plc Annual Report 2018. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q1 2019	Q1 2018	FY 2018
Reconciliation to revenue
Revenue	186.4	163.1	635.4
Port expenses, bunkers and commissions	-69.8	-66.6	-283.0
TCE earnings	116.6	96.5	352.4

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2019	Q1 2018	FY 2018
Reconciliation to revenue
Revenue	186.4	163.1	635.4
Port expenses, bunkers and commissions	-69.8	-66.6	-283.0
Charter hire	-	-1.5	-2.5
Operating expenses	-42.7	-46.1	-180.4
Gross profit	73.9	48.9	169.5

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities and amortized bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	31 March 2019	31 March 2018	31 December 2018
Mortgage debt and bank loans (current and non-current)	698.9	718.4	724.3
Finance lease liabilities	35.5	27.5	25.3
Amortized bank fees	5.0	4.7	5.1
Cash and cash equivalents	-155.3	-173.6	-127.4
Net interest-bearing debt	584.1	577.0	627.3

Torm interim results for the three MONTHS ENDED 31 March 2019

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2019	Q1 2018	FY 2018
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	23.2	0.7	-34.8
Tax	0.3	0.4	1.6
Financial expenses	9.8	9.4	39.3
Financial income	-1.1	-1.5	-3.3
Depreciation	26.7	28.3	114.5
Impairment losses on tangible assets	2.6	-	3.2
EBITDA	61.5	37.3	120.5

Torm interim results for the three MONTHS ENDED 31 March 2019

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2019	Q1 2018	FY 2018
Operating profit/(loss) (EBIT)	32.2	9.0	2.8
Tax	-0.3	-0.4	-1.6
EBIT less Tax	31.9	8.6	1.2

EBIT less Tax - Full year equivalent	127.6	34.4	1.2

Invested capital, opening balance	1,469.4	1,406.0	1,406.0
Invested capital, ending balance	1,445.6	1,464.4	1,469.4
Average invested capital	1,457.5	1,435.2	1,437.7

Return on Invested Capital (RoIC)	8.8%	2.4%	0.1%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	31 March 2019	31 March 2018	31 December 2018

Vessel values including newbuildings (broker values)	1,598.8	1,599.8	1,675.1
Total (value)	1,598.8	1,599.8	1,675.1

Outstanding debt regarding vessels ¹⁾	728.4	750.6	754.7
Committed CAPEX on newbuildings	258.0	242.4	258.0
Cash and cash equivalents	-155.3	-173.6	-127.4
Total (loan)	831.1	819.4	885.3

Loan-to-value (LTV) ratio	52.0%	51.2%	52.9%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term mortgage debt and bank loans and lease liabilities.

Torm interim results for the three MONTHS ENDED 31 March 2019

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	31 March 2019	31 March 2018	31 December 2018
Tangible and intangible fixed assets	1,426.3	1,434.9	1,445.0
Investments in joint ventures	0.3	0.3	0.1
Bunkers	35.9	36.2	39.4
Accounts receivables ¹⁾	92.1	91.8	96.3
Assets held-for-sale	6.7	-	6.2
Deferred tax liability	-44.9	-44.9	-44.9
Trade payables ²⁾	-69.8	-52.3	-71.6
Current tax liabilities	-1.0	-1.4	-1.0
Deferred income	-	-0.2	-0.1
Invested capital	1,445.6	1,464.4	1,469.4

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	31 March 2019	31 March 2018	31 December 2018
Total vessel values including newbuildings (broker values)	1,598.8	1,599.8	1,675.1
Committed CAPEX on newbuildings	-258.0	-242.4	-258.0
Cash position	155.3	173.6	127.4
Bunkers	35.9	36.2	39.4
Freight receivables	78.4	71.5	86.0
Other receivables	8.2	14.7	7.5
Other plant and operating equipment	3.8	2.1	3.0
Land and buildings	10.6	-	-
Investments in joint ventures	0.3	0.3	0.1
Prepayments	5.5	5.6	2.9
Outstanding debt ¹⁾	-739.4	-750.6	-754.7
Trade payables	-31.3	-23.7	-35.1
Other liabilities	-38.5	-28.6	-36.5
Current tax liabilities	-1.0	-1.4	-1.0
Total Net Asset Value (NAV)	828.6	857.1	856.1
Total number of shares, end of period excluding treasury shares (million)	73.9	73.9	73.9

Total Net Asset Value per share (NAV/share)	11.2	11.6	11.6

¹⁾ Outstanding debt includes long-term and short-term mortgage debt and bank loans and lease liabilities.

Torm interim results for the three MONTHS ENDED 31 March 2019